AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 2002
                                                      REGISTRATION NO. 333-89714

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                               AMENDMENT NO. 1 TO
                                    FORM F-9
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                                HUSKY ENERGY INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         ALBERTA, CANADA                          1311                          NOT APPLICABLE
(PROVINCE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER IDENTIFICATION NO.,
INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)               IF APPLICABLE)

                             ----------------------

                 707 - 8TH AVENUE S.W., P.O. BOX 6525 STATION D
                        CALGARY, ALBERTA, CANADA, T2P 3G7
                                 (403) 298-6111
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             ----------------------

                    CT CORPORATION SYSTEM, 111 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8400
          (NAME, ADDRESS AND TELEPHONE NUMBER (INCLUDING AREA CODE) OF
                     AGENT FOR SERVICE IN THE UNITED STATES)

                             ----------------------

                                   COPIES TO:

    DANIEL G. KOLIBAR                       ANDREW J. FOLEY                         BRICE T. VORAN
BORDEN LADNER GERVAIS LLP      PAUL, WEISS, RIFKIND, WHARTON & GARRISON          SHEARMAN & STERLING
   1000 CANTERRA TOWER                1285 AVENUE OF THE AMERICAS                COMMERCE COURT WEST
  400 THIRD AVENUE S.W.                NEW YORK, N.Y. 10019-6064              199 BAY STREET, SUITE 4405
CALGARY, ALBERTA, CANADA                    (212) 373-3000                           P.O. BOX 247
         T2P 4H2                                                               TORONTO, ONTARIO, CANADA
     (403) 232-9500                                                                    M5L 1E8
                                                                                   (416) 360-8484

                             ----------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

                           PROVINCE OF ALBERTA, CANADA
                (PRINCIPAL JURISDICTION REGULATING THIS OFFERING)

It is proposed that this filing shall become effective (check appropriate box below):

A. [_] upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.   [X] at some future date (check appropriate box below)
     1. [_] pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
     2. [_] pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
     3. [X] pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
     4. [_] after the filing of the next amendment to this Form (if preliminary material is being filed).
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.[X]

                             ----------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.
================================================================================

                                     PART I

                           INFORMATION REQUIRED TO BE
                       DELIVERED TO OFFEREES OR PURCHASERS


The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 6, 2002 PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 6, 2002)

                                    [GRAPHIC]

                                       US$

                                HUSKY ENERGY INC.

                                % NOTES DUE 2012

                                     -------

         The notes will bear interest at the rate of % per year. Interest on the notes is payable on and of each year, beginning on , 2002. The notes will mature on , . We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption "Description of the Notes -- Optional Redemption." We may also redeem all of the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

                                     -------

         INVESTING IN THE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 26 OF THE ACCOMPANYING PROSPECTUS.

         Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies.

         Owning the securities described herein may subject you to tax consequences both in the United States and Canada. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.

         Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated in Canada, all of our officers and directors and some of the experts named in this prospectus supplement or accompanying prospectus are not residents of the United States, and most of our assets are located in Canada.

                                     -------

                                                PER NOTE           TOTAL
                                                --------           -----

Public Offering Price                                 %                   US$
Underwriting Discount                                 %                   US$
Proceeds to Husky Energy (before expenses)            %                   US$


         Interest on the securities will accrue from June , 2002 to the date of delivery.

                                     -------

         The underwriters expect to deliver the notes in book-entry form through The Depository Trust Company to purchasers on or about June , 2002.

                              Salomon Smith Barney

                                     -------

CIBC World Markets
Credit Suisse First Boston
HSBC
TD Securities
BMO Nesbitt Burns
RBC Capital Markets
Scotia Capital
Tokyo-Mitsubishi International plc

                                     -------

June         , 2002

                      IMPORTANT NOTICE ABOUT INFORMATION IN
           THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

         This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, dated June 6, 2002, which gives more general information, some of which may not apply to the notes we are offering. The accompanying base prospectus is referred to as the "prospectus" in this prospectus supplement.

         IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AS WELL AS INFORMATION IN ANY DOCUMENT INCORPORATED BY REFERENCE THAT WE PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND WITH THE ALBERTA SECURITIES COMMISSION, IS ACCURATE ONLY AS OF ITS RESPECTIVE DATE.

         In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, and all financial information is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 17 of our consolidated financial statements for the year ended December 31, 2001, incorporated by reference into the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the accompanying prospectus and any document incorporated by reference to "Husky", "we", "us" and "our" mean Husky Energy Inc. and its subsidiaries, partnership interests and joint venture investments.

         This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Where You Can Find More Information" in the prospectus.

         ANY STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS OR ANY DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS FOR THE PURPOSE OF THE OFFERING OF THE NOTES OFFERED HEREBY SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

                                TABLE OF CONTENTS
                              PROSPECTUS SUPPLEMENT


                                                                            PAGE
                                                                            ----

Exchange Rate Data.....................................................      S-4
Forward-Looking Statements.............................................      S-4
Husky Energy Inc.......................................................      S-6
Recent Developments....................................................      S-9
Selected Financial and Operating Information...........................     S-10
Use of Proceeds........................................................     S-13
Consolidated Capitalization............................................     S-14
Pro Forma Interest Coverage............................................     S-14
Credit Ratings.........................................................     S-15
Description of the Notes...............................................     S-16
Certain Income Tax Consequences........................................     S-20
Underwriting...........................................................     S-23
Legal Matters..........................................................     S-24

                                   PROSPECTUS

About this Prospectus..................................................        2
Where You Can Find More Information....................................        3
Forward-Looking Statements.............................................        5
Husky Energy Inc.......................................................        7
Use of Proceeds........................................................        7
Interest Coverage......................................................        8
Description of Debt Securities.........................................        8
Risk Factors...........................................................       26
Certain Income Tax Consequences........................................       28
Plan of Distribution...................................................       28
Legal Matters..........................................................       29
Experts................................................................       29
Documents Filed as Part of the Registration Statement..................       30

                               EXCHANGE RATE DATA

         We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

         The following table sets out certain exchange rates based on the noon buying rate of The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set out as United States dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On June 5, 2002, the inverse of the noon buying rate was US$0.6515 equals $1.00.

                                                  THREE MONTHS ENDED
                                                        MARCH 31,                YEARS ENDED DECEMBER 31,
                                                  -------------------            ------------------------
                                                2002           2001           2001           2000           1999
                                                ----           ----           ----           ----           ----
High....................................       US$0.6342      US$0.6697      US$0.6697      US$0.6969      US$0.6925
Low.....................................          0.6200         0.6336         0.6241         0.6410         0.6535
Average (1).............................          0.6260         0.6511         0.6446         0.6727         0.6746
Period End..............................          0.6266         0.6336         0.6279         0.6669         0.6925

------------------------

(1) The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

                           FORWARD-LOOKING STATEMENTS

         This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Legislation Reform Act of 1995 relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of our forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "objective" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other energy companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

         You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

         o        changes in general economic, market and business conditions;

         o        fluctuations in supply and demand for our products;

         o        fluctuations in commodity prices;

         o        fluctuations in the cost of borrowing;

         o our use of derivative financial instruments to hedge exposure to changes in commodity prices and fluctuations in interest rates and currency exchange rates;

         o political and economic developments, expropriation, royalty and tax increases, retroactive tax claims and changes to import and export regulations and other foreign laws and policies in the countries in which we operate;

         o        our ability to receive timely regulatory approvals;

         o        the integrity and reliability of our capital assets;

         o        the cumulative impact of other resource development projects;

         o the accuracy of our reserve estimates, production estimates and production levels and our success at exploration and development drilling and related activities;

         o the maintenance of satisfactory relationships with unions, employee associations, joint venturers and partners;

         o competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy;

         o the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

         o actions by governmental authorities, including changes in environmental and other regulations;

         o the ability and willingness of parties with whom we have material relationships to fulfill their obligations to us; and

         o the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us.

         We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" included and incorporated by reference in the prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

                                HUSKY ENERGY INC.

OVERVIEW

         We are a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Our registered and principal office is located at 707 - 8th Avenue S.W., Calgary, Alberta, T2P 3G7. Our common shares are listed for trading on the Toronto Stock Exchange under the trading symbol "HSE."

         Our operating activities are divided into three segments. The upstream segment includes the exploration for, and the development and production of, crude oil and natural gas in western Canada, offshore the east coast of Canada and in certain international areas. The midstream segment includes heavy crude oil upgrading operations, commodity marketing, and infrastructure operations, which include pipeline, processing, storage and cogeneration. The refined products segment includes the refining of crude oil and marketing of refined petroleum products.

UPSTREAM

         Our portfolio of assets includes properties that produce light, medium and heavy gravity crude oil, natural gas liquids ("NGL"), natural gas and sulphur. We have a high degree of operational control in the upstream operating properties, which accounted for approximately 90% of our total working interest production as of December 31, 2001. Our upstream operations are primarily in western Canada and offshore the east coast of Canada (Jeanne d'Arc Basin). We also have some international upstream operations in China, Indonesia and Libya.

WESTERN CANADA

         Our core areas of operations in western Canada are separated into five regional business units which include: British Columbia and Foothills, Northwest Alberta Plains, East Central Alberta, Lloydminster Heavy Oil and Gas and Southern Alberta and Saskatchewan.

         o The British Columbia and Alberta foothills region has become an area of exploration focus for us. This region is characterized by underdeveloped deep, liquids-rich natural gas reserves and production.

         o The northwest Alberta plains region produces both conventional light oil and natural gas. Activity in this region is focused on increasing natural gas reserves and production from shallow gas assets.

         o The east central Alberta region produces both natural gas and medium gravity crude oil. We have a well developed infrastructure and high working interests in this region and are focused on optimizing reservoir recovery and production.

         o The Lloydminster area is primarily a heavy oil producing region with good primary oil thermal development opportunities. We have a long operating history in this region which has been supported by our upgrader facility, the asphalt refinery and extensive pipeline infrastructure.

         o The Southern Alberta and Saskatchewan area is a mature producing region, characterized primarily by medium gravity crude oil and natural gas. We have high working interests and a well developed infrastructure to expand areas and improve recovery in order to moderate production declines.

         We are also developing a significant presence in the oil sands region located in northeast Alberta. This region holds tremendous long-term growth potential from bitumen extraction and production.

         Western Canada upstream activity in 2001 involved participation in 1,129 wells with an average working interest of 91% and with an overall drilling success rate of approximately 91%, making us the third most active drilling operator in western Canada. Growth in production over the next ten years from western Canada is planned to come from northwestern Alberta plains shallow gas, British Columbia and Alberta foothills deep gas exploration, primary/thermal heavy oil production development in the Lloydminster area and from holdings in the Cold Lake and Athabasca oil sand deposits.

EAST COAST OF CANADA

         Our current offshore east coast Canada exploration and development program is focused primarily in the Jeanne d'Arc Basin on the Grand Banks, offshore the coast of Newfoundland and Labrador, which contains the Hibernia, Terra Nova and White Rose oil fields. We have ownership interests in the Terra Nova and White Rose fields as well as in a number of smaller fields in the central part of the basin. We presently hold approximately a 39% net working interest in the Significant Discovery License areas in the Jeanne d'Arc Basin and a net 42% working interest in the exploration licenses granted to date. We believe that our geotechnical expertise, drilling experience and extensive database in this area provides us with a strong foundation for future development. We also believe that there is further exploration potential in the area, and that our position offshore the east coast of Canada will provide us with growth opportunities for light crude oil production in the medium to long-term.

         o We hold a 12.51% interest in the Terra Nova field which commenced production in January 2002. The Terra Nova field is the second largest discovery on the Grand Banks, after the Hibernia field. Peak production is expected to be approximately 128,000 barrels per day of oil (16,000 barrels per day of oil net to Husky). The Terra Nova development project is the first Grand Banks field to be developed using a floating production storage and offloading system.

         o We are the operator and hold a 72.5% interest in the White Rose field. In March 2002, we announced the decision to proceed with the development of White Rose. Current plans provide for a total of 19 to 21 wells to be drilled to recover between 200 and 250 million barrels of oil over a 10 to 15 year period. Peak production is expected to be approximately 92,000 barrels of oil per day (approximately 66,700 barrels per day of oil net to Husky). The field is expected to begin production by the end of 2005.

INTERNATIONAL

         Our international exploration and development program is focused at Wenchang, China and Madura, Indonesia.

         o On October 13, 2000, we signed a petroleum contract with the China National Offshore Oil Corporation to develop two offshore oil fields in the South China Sea. We hold a 40% interest in the fields, which are expected to achieve peak production of approximately 50,000 barrels of oil per day (20,000 barrels of oil per day net to Husky). The project is 90% complete and is expected to begin production in June 2002. We are also the operator of a 2,200 square mile exploration block surrounding the development project at Wenchang.

         o We are a party to a production sharing contract, which provides for various cost and production sharing arrangements, relating to a 690,400 acre block in the Madura Strait, offshore Java, Indonesia. Ten exploration and appraisal wells have been drilled in the block resulting in discoveries of two natural gas fields. However, the construction of the power plant and development of the natural gas field has been postponed pending resolution of energy market and finance issues arising from the current economic conditions in Indonesia.

MIDSTREAM

         Midstream operations include the upgrading of heavy crude oil feedstock into synthetic crude oil, pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent and natural gas, cogeneration of electrical and thermal energy, and the marketing of our and third party producer's crude oil, natural gas, NGL, sulphur and petroleum coke.

         We own and operate the Husky Lloydminster Upgrader (the "Upgrader"), which processes heavy oil from the Lloydminster and Cold Lake areas of Alberta and Saskatchewan into synthetic crude oil, a premium light gravity oil. The Upgrader's throughput averaged 71,700 barrels per day in 2001 of which 59,500 barrels per day was synthetic crude oil. We are assessing a possible expansion of the Upgrader to 150,000 barrels per day. Front-end engineering and design work for such an expansion will be undertaken in 2002 and a decision on this major growth program will be made following the completion of the work.

         We have been operating a 15 billion cubic feet natural gas storage facility at Hussar, Alberta since April 2000, and we are continuing to evaluate additional gas storage opportunities within western Canada. Our crude oil pipeline systems include approximately 1,900 kilometers of pipeline and are capable of transporting in excess of 528,000 barrels per day of blended heavy crude oil, diluent and synthetic crude oil.

REFINED PRODUCTS

         Refined products operations include refining of heavy and light crude oil, marketing of refined petroleum products, including asphalt and alternate fuels, and processing of grain, primarily for ethanol production. We sell and distribute transportation fuels, including ethanol blended fuels, through 578 independently operated Husky and Mohawk branded petroleum outlets, including service stations, truck stops and bulk distribution facilities located from the west coast of Canada to the eastern border of Ontario.

         We own and operate a refinery at Prince George, British Columbia, which is designed to refine 10,000 barrels per day of light crude oil into a full range of refined petroleum products. The refinery typically operates at maximum capacity to meet market fuel demands. In addition to the refined petroleum product supplied by the Prince George refinery, we have established processing arrangements with other refiners pursuant to which those refiners process crude oil supplied by us into refined products which are then marketed by us. We are pursuing acquisitions and joint venture opportunities to further enhance our existing refining capacity.

         We have been in the paving and specialty asphalt business for over 50 years. We supply asphalt across western Canada and the northwestern and midwestern United States. We have a significant market share of the western Canadian paving asphalt, emulsified asphalt and asphalt products business. We are studying the feasibility of expanding our producing capacity, and all of our asphalt requirements are currently supplied by our Lloydminster, Alberta asphalt refinery.

         We own and operate a 10 million litre per year ethanol production facility in Minnadosa, Manitoba. The plant supplies ethanol to mainly Husky and Mohawk gasolines sold within Manitoba.

                               RECENT DEVELOPMENTS

FIRST QUARTER RESULTS

         On May 1, 2002, we reported net earnings of $126 million ($0.29 per share) in the first quarter of 2002, compared with $192 million ($0.42 per share) in the same quarter of 2001. Cash flow from operations was $373 million ($0.87 per share), as compared with $620 million ($1.46 per share) in the first quarter of 2001.

         Net earnings in the first quarter of 2002 were down from the same period last year, reflecting lower natural gas prices in the quarter. Earnings were positively impacted by the narrowing of heavy/light crude differentials and a lower income tax provision.

         Upstream production during the first quarter of 2002 averaged 288,700 barrels of oil equivalent per day, an increase of 3% from the fourth quarter of 2001 (an increase of seven percent from the first quarter of 2001). Lower commodity prices early in the quarter resulted in some shut-in production. New well tie-ins substantially offset natural declines. During the quarter we received our first production from the Terra Nova field.

         During the first quarter of 2002, 103 exploratory wells were drilled with a 91% success rate. Exploration drilling in western Canada continued to focus on natural gas targets in the predominately winter-only accessible areas of the foothills, deep basin and Alberta northern plain districts.

         First quarter 2002 sales of synthetic crude oil from the Lloydminster Upgrader averaged 71,200 barrels per day, up from 49,700 barrels per day in the fourth quarter of 2001 (up from 56,200 barrels per day in the first quarter of 2001). Production in the fourth quarter of 2001 had been affected by two plant outages. The plant operated at maximum capacity during the first quarter of 2002.

         Sales volume of asphalt products averaged 17,700 barrels per day in the first quarter of 2002, up from the 15,000 barrels per day in the first quarter of 2001 due to a strong winter sales program. This has occurred in spite of reduced demand for asphalt products.

WHITE ROSE OILFIELD DEVELOPMENT

         In March 2002, we and our co-venturer announced our decision to proceed with the development of the White Rose oilfield located offshore the east coast of Newfoundland and Labrador, Canada. The White Rose development plan utilizes a floating production storage and offloading vessel with a peak production capacity of approximately 100,000 barrels of oil per day. Current plans provide for a total of 19 to 21 wells to recover between 200 and 250 million barrels of oil over a 10 to 15 year period. Peak production is expected to be approximately 92,000 barrels per day and production is anticipated to begin by the end of 2005. We own 72.5% of the White Rose oil field.

         Development costs for the White Rose project are expected to be approximately $2.35 billion with approximately $2 billion incurred by the time production begins. Full field operating costs are expected to be approximately $2 billion over the 15-year life of the field. Operating costs during peak production are expected to average approximately $3.30 per barrel.

                  SELECTED FINANCIAL AND OPERATING INFORMATION

         The following table sets forth our selected consolidated financial and operating information for the years ended December 31, 1999, 2000 and 2001 derived from our audited consolidated financial statements which have been audited by KPMG LLP and our unaudited consolidated financial statements for the three months ended March 31, 2001 and 2002. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 17 of our consolidated financial statements for the year ended December 31, 2001, incorporated by reference into the prospectus. You should read this selected consolidated financial information in conjunction with our audited consolidated financial statements and the related notes, our unaudited consolidated interim financial statements, and other information included in the documents incorporated by reference in the prospectus.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                           THREE MONTHS ENDED      YEARS ENDED DECEMBER 31,
                                                                           ------------------      ------------------------
                                                                                MARCH 31,
                                                                                ---------
(MILLIONS OF DOLLARS, EXCEPT RATIOS)                                       2002       2001(6)    2001       2000       1999
------------------------------------                                       ----       -------    ----       ----       ----
                                                                               (UNAUDITED)
INCOME STATEMENT ITEMS:
  Sales and operating revenues, net of royalties........................   $1,359     $1,780     $6,627     $5,090     $2,794
  Net earnings..........................................................      126        192        701        464         43
CASH FLOW STATEMENT ITEMS:
  Cash flow from operations.............................................     $373       $620     $1,946     $1,399       $517
  Capital expenditures..................................................      426        351      1,473        803        706
BALANCE SHEET ITEMS (AT PERIOD END):
  Total assets..........................................................   $9,730     $8,991     $9,503     $8,902     $4,815
  Total debt............................................................    2,302      2,170      2,192      2,378      1,382
  Shareholders' equity (1)..............................................    4,564      4,133      4,583      4,039      1,995
OTHER FINANCIAL DATA AND RATIOS:
  EBIT (2)..............................................................     $210       $390     $1,235     $1,018       $273
  EBITDA (3)............................................................      431        582      2,042      1,499        566
  Interest expense (4)..................................................       33         40        152        144         94
  Total debt to EBITDA (3)(5)...........................................     1.3x       1.2x       1.1x       1.6x       2.4x
  EBITDA to interest expense (3)(4).....................................    13.1x      14.6x      13.4x      10.4x       6.0x
  Total debt to total capitalization (1)................................      34%        34%        32%        37%        41%

------------------------

(1) 1999 shareholders' equity and total capitalization include loans to shareholders of $1,743 million.

(2) EBIT represents earnings from operations before interest, income taxes, ownership charges and other non-recurring items.

(3) EBITDA represents earnings from operations before interest, income taxes, depletion, depreciation and amortization, ownership charges and other non-recurring items. EBITDA is presented because it is frequently used to evaluate a company's ability to service debt. We believe that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net earnings, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(4) Interest expense includes both expensed and capitalized interest payments as well as interest income.

(5)      Trailing twelve-month period.

(6) Restated to reflect the adoption, effective January 1, 2002, of the recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation.

SELECTED SEGMENTED FINANCIAL INFORMATION

         The following table sets forth certain segmented financial information for us and our business units for the periods indicated.

                                                              THREE MONTHS     YEARS ENDED DECEMBER 31,
                                                                  ENDED
                                                                MARCH 31,
(MILLIONS OF DOLLARS)                                         2002    2001      2001       2000     1999
---------------------                                         ----    ----      ----       ----     ----
UPSTREAM
  Gross revenue..........................................      $586    $855     $2,667     $2,055    $765
  Royalties..............................................        75     184        471        327      94
  Hedging................................................        --      --         --        155      69
  Net revenue............................................       511     671      2,196      1,573     602
  Costs and expenses.....................................       152     129        648        370     204
  EBITDA.................................................       359     542      1,548      1,203     398
  Operating profit (EBIT)................................       159     368        820        796     175
MIDSTREAM
  Upgrading Operations
    Gross margin.........................................       $75    $133       $428       $321    $172
    Operating costs......................................        36      69        192        158     114
    EBITDA...............................................        40      59        249        165      65
    Operating profit (EBIT)..............................        35      56        232        149      49
  Infrastructure and Marketing
    Gross margin.........................................       $58     $55       $197       $117     $95
    EBITDA...............................................        56      54        189        111      90
    Operating profit (EBIT)..............................        52      50        172         96      77
REFINED PRODUCTS
  Light Oil Products
    Gross margin.........................................       $18     $20        $96        $81     $95
    Operating expenses...................................         7       7         30         27      25
    EBITDA...............................................        12      10         50         41      55
    Operating profit (EBIT)..............................         6       4         25         19      35
  Asphalt Products
    Gross margin.........................................        $7      $9       $106        $38     $22
    EBITDA...............................................         6       8        105         36      20
    Operating profit (EBIT)..............................         4       6         99         30      14

SELECTED OPERATING INFORMATION

         The following table sets forth certain historical operating information for us and our business units for the periods indicated. In this table, "bbls", "mbbls" and "mmbbls" means barrels, thousand barrels, and million barrels, respectively, "mmcf" and "bcf" means million cubic feet and billion cubic feet, respectively, and "mboe" and "mmboe" means thousand barrels of oil equivalent and million barrels of oil equivalent, respectively, with natural gas converted to oil on the basis of six thousand cubic feet of natural gas equals one barrel of oil.

                                                                         THREE MONTHS ENDED     YEARS ENDED DECEMBER 31,
                                                                         ------------------     ------------------------
                                                                              MARCH 31,
                                                                              ---------
                                                                           2002      2001      2001       2000       1999
                                                                           ----      ----      ----       ----       ----
UPSTREAM
DAILY PRODUCTION (before royalties)
    Light/medium crude oil and NGL (mbbls/day).........................      117.5     115.5     112.0       63.6       26.5
    Heavy crude oil (mbbls/day)........................................       76.9      56.9      65.4       53.5       42.1
    Natural gas (mmcf/day).............................................      566.0     584.0     572.6      358.0      250.5
                                                                             -----     -----     -----      -----      -----

    Total barrels of oil equivalent (mboe/day).........................      288.7     269.7     272.8      176.8      110.4
                                                                             =====     =====     =====      =====      =====

PROVED RESERVES (after royalties)
    Light/medium crude oil and NGL (mmbbls)
        Canada............................................................................         339        336        117
        International.....................................................................          37         35          6
        Total.............................................................................         376        371        123
    Heavy crude oil (mmbbls)
        Western Canada....................................................................         164        110         96
    Natural gas (bcf)
        Canada............................................................................       1,559      1,435        772
        International.....................................................................         115        110        110

        Total.............................................................................       1,674      1,545        882

    Total barrels of oil equivalent (mmboe)...............................................         819        739        366

UNDEVELOPED LAND HOLDINGS (thousands of net acres)
        Alberta...........................................................................       5,373      5,616        692
        Saskatchewan......................................................................       1,921      2,639        586
        British Columbia..................................................................         141        173         66
        Manitoba..........................................................................          75        162         --

    Total Western Canada..................................................................       7,510      8,590      1,344
        Northwest Territories and Arctic..................................................         409        409        417
        Eastern Canada....................................................................       1,471      1,489        258

    Total Canada..........................................................................       9,390     10,488      2,019
        International.....................................................................         697        221        389

    Total.................................................................................      10,087     10,709      2,408

                                                                                THREE MONTHS ENDED      YEARS ENDED DECEMBER 31,
                                                                                ------------------      ------------------------
                                                                                     MARCH 31,
                                                                                     ---------
                                                                                  2002       2001      2001       2000       1999
                                                                                  ----       ----      ----       ----       ----
MIDSTREAM
UPGRADING OPERATIONS
    Volume throughput (mbbls/day).........................................       76.6       75.1      71.7       70.0       71.8
    Synthetic crude oil sales (mbbls/day).................................       71.2       56.2      59.5       60.6       61.9
    Upgrading differential ($/bbl)........................................      $9.85     $21.61    $17.91     $13.77      $6.49
    Unit operating costs ($/bbl)..........................................       5.15      10.11      7.35       6.17       4.35
INFRASTRUCTURE AND MARKETING
    Aggregate pipeline throughput (mbbls/day).............................        469        550       537        528        394
REFINED PRODUCTS
LIGHT OIL PRODUCTS
    Number of fuel outlets................................................        578        579       580        579        597
    Fuel sales volume (million litres/day)................................        7.2        7.4       7.6        7.4        7.6
    Refinery throughput (mbbls/day).......................................       10.9       10.9      10.2        9.2       10.2
ASPHALT PRODUCTS
    Sales volume (mbbls/day)..............................................       17.7       15.0      21.4       20.2       17.1
    Refinery throughput (mbbls/day).......................................       25.2       22.2      23.7       23.4       17.9


                                 USE OF PROCEEDS

         The net proceeds to us from this offering will be approximately US$ million ($ million), after deducting underwriting commission and estimated expenses payable by us of approximately US$ million ($ million). The net proceeds received by us from the sale of the notes will be used, in part, to repay bank indebtedness. The balance will be used to fund expenditures relating to our primary areas of operation in western Canada, offshore the east coast of Canada, the Wenchang oil fields in the South China Sea and in the Madura Strait area offshore Indonesia. The net proceeds that are not utilized immediately will be invested in short-term marketable securities.

                           CONSOLIDATED CAPITALIZATION

         The following table summarizes our consolidated capitalization at March 31, 2002, as adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds as described under "Use of Proceeds". You should read the selected unaudited financial information included elsewhere in this prospectus supplement.

                                                                            MARCH 31, 2002
                                                                            --------------
(MILLIONS OF DOLLARS)                                                  ACTUAL      AS ADJUSTED
---------------------                                                  ------      -----------
                                                                              (UNAUDITED)
                                                                              -----------
Short-term debt....................................................        $120                 $
                                                                           ----                 -

Long-term debt, including portions due within one year:
  Revolving syndicated credit facility.............................         385
  Senior notes and debentures......................................         929               929
  Medium term notes................................................         600               600
  Senior secured bonds.............................................         268               268
  Notes offered hereby.............................................          --
                                                                             --
Total long-term debt...............................................       2,182
                                                                          -----

Shareholders' equity:
  8.90% Capital Securities (1).....................................         359               359
  Common shares....................................................       3,400             3,400
  Retained earnings................................................         805               805
                                                                            ---               ---

Total shareholders' equity.........................................       4,564             4,564
                                                                          -----             -----

Total capitalization...............................................      $6,866                 $
                                                                         ======                 =

------------------------

(1) Under U.S. GAAP, the Capital Securities would be included in long-term debt.

                           PRO FORMA INTEREST COVERAGE

         The following pro forma interest coverage ratios, which have been prepared in accordance with Canadian securities requirements, are included in this prospectus supplement in accordance with Canadian disclosure requirements.

         The following pro forma consolidated financial ratios are calculated for the twelve month periods ended December 31, 2001 and March 31, 2002 based on audited, in the case of December 31, 2001, and unaudited, in the case of March 31, 2002, financial information. The pro forma financial ratios give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds to repay indebtedness as discussed under "Use of Proceeds". The pro forma interest coverage ratios set forth below do not purport to be indicative of the actual interest coverage ratios that would have occurred on the foregoing dates, nor to be indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

                                                 PRO FORMA                  PRO FORMA
                                                 ---------                  ---------
                                             MARCH 31, 2002 (1)          DECEMBER 31, 2001
                                             ------------------          -----------------
Interest coverage ratios on long-term debt:
  Earnings.................................              times                     Times
  Cash flow................................              times                     Times

------------------------

(1) Based on 2001 financial information that has been restated to reflect the adoption, effective January 1, 2002, of the recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation.

         Interest coverage on long-term debt on an earnings basis is equal to earnings before interest on long-term debt and income taxes divided by interest expense and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and cash income taxes divided by interest expense and capitalized interest. For purposes of calculating the pro forma interest coverage ratios set forth in this prospectus supplement, long-term debt includes the current portion of long-term debt.

         Our interest expense, after giving effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds to repay indebtedness as discussed under "Use of Proceeds," would amount to $ million for the 12 month period ended December 31, 2001. Our earnings before interest expense and income tax for the twelve month period ended December 31, 2001 was $ million which is times our interest expense for this period.

         Additionally, the above interest coverage ratios have been calculated without including the annual carrying charges relating to our issue of the 8.90% Capital Securities. If our Capital Securities were classified as long-term debt (as they would be under U.S. GAAP), and the annual carrying charges were included in interest expense, our interest coverage ratios would have been as follows:

                                                 PRO FORMA                  PRO FORMA
                                                 ---------                  ---------
                                             MARCH 31, 2002 (1)          DECEMBER 31, 2001
                                             ------------------          -----------------
Interest coverage ratios on long-term debt:
  Earnings..................................              times                     times
  Cash flow.................................              times                     times

------------------------

(1) Based on 2001 financial information that has been restated to reflect the adoption, effective January 1, 2002, of the recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation.

                                 CREDIT RATINGS

         The notes have received preliminary ratings of "Baa2" by Moody's Investors Service, Inc. ("Moody's") and "BBB" by Standard & Poor's Corporation ("S&P"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

         Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium-grade obligations, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain proactive elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding involvement characteristics and in fact have speculative characteristics as well. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

         S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet the financial commitments on the notes. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

         The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

                            DESCRIPTION OF THE NOTES

         The following description of the terms of the notes (referred to in the prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our", or "Husky" refers only to Husky Energy Inc. and not any of its subsidiaries, partnership interests or joint venture investments.

GENERAL

         The notes initially will be issued in an aggregate principal amount of US$ . The notes will mature on , 20 . The notes will bear interest at the rate of % per annum. Interest will be payable semi-annually on and of each year, commencing , 2002, to the persons in whose names the notes are registered at the close of business on the preceding or , respectively.

         The notes will be our direct unsecured obligations and will rank at least equally and ratably with all of our other unsubordinated and unsecured indebtedness. Upon closing of this offering, we will advance the proceeds of this offering to our subsidiary, Husky Oil Operations Limited ("HOOL"), and HOOL will issue us a note (the "HOOL note") in the amount of such proceeds. The principal amount of the HOOL note, plus accrued and unpaid interest equal to accrued and unpaid interest on the notes, will become due and payable upon any event of default with respect to the notes, and will be fully and unconditionally guaranteed by Husky Oil Limited Partnership ("HOLP"). The HOOL note and the HOLP guarantee will be pledged in favor of the Trustee for the benefit of the holders of the notes. As a result, for so long as this intercompany arrangement and pledge are in place, the Trustee on behalf of the holders of notes will have a claim against HOOL and HOLP in an amount equal to the amount due under the notes and, therefore, the notes will in effect rank pari passu with any unsecured and unsubordinated debt issued or guaranteed by HOOL or HOLP.

         The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under the caption "Description of Debt Securities -- Additional Amounts" in the accompanying prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities -- Tax Redemption" in the prospectus) will apply to the notes.

         We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes, in all respects (except for the payment of interest accruing prior to the issue date of the new notes, and except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes, and have the same terms as to status, redemption and otherwise as the notes.

         The notes will not be entitled to the benefit of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

PLEDGE TERMINATION

         Under the circumstances set forth below, we may terminate the pledge of the HOOL note and the HOLP guarantee.

         We shall notify S&P and Moody's and the Trustee of our intention to exercise our option to terminate the pledge of the HOOL note and the HOLP guarantee at least 45 days prior to the proposed date of such termination (the "Release Date"). In order to effect the termination of the pledge of the HOOL note and the HOLP guarantee, on the proposed Release Date we will deliver to the Trustee an officer's certificate stating that we have satisfied each of the conditions specified below and that we have not been notified by either of S&P or Moody's that the rating assigned to the notes will be downgraded, or receive a negative change in outlook, as a result of the termination of the pledge of the HOOL note and the HOLP guarantee, or notice thereof.

         After delivery of such officer's certificate, we may, at our option and without the consent of the holders of the notes, permanently terminate the pledge of the HOOL note and the HOLP guarantee, PROVIDED THAT at the time of such termination:

         o neither HOOL nor HOLP shall be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets;

         o the rating assigned to the notes by each of S&P and Moody's is equal to or higher than BBB- (or equivalent) by S&P or Baa3 (or equivalent) by Moody's; and

         o no event which is, or after notice or passage of time or both would be, an event of default or an event of default has occurred and is continuing under the Indenture.

GOVERNING LAW

         The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York. In addition, the pledge agreement, the HOOL note and the HOLP guarantee will be governed by, and construed in accordance with the laws of Alberta, Canada, in each case, without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

OPTIONAL REDEMPTION

         The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

         o        100% of the principal amount of the notes to be redeemed, and

         o as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus basis points, in either case, plus accrued interest thereon to the date of redemption.

         Notice of any redemption will be delivered by first-class mail at least 30 days, but not more than 60 days, before the redemption date to each holder of the notes to be redeemed.

         Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

         "ADJUSTED TREASURY RATE" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

         "COMPARABLE TREASURY ISSUE" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

         "COMPARABLE TREASURY PRICE" means, with respect to any redemption date,
(i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

         "QUOTATION AGENT" means one of the Reference Treasury Dealers, which is appointed by us.

         "REFERENCE TREASURY DEALER" means (i) Salomon Smith Barney Inc. or its affiliates which are primary U.S. Government securities dealers and their respective successors; PROVIDED, HOWEVER, that if it or its affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

         "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

BOOK-ENTRY SYSTEM

         The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee) or such other name as may be requested by an authorized representative of the Depositary. One or more fully registered global notes (hereinafter referred to as the "global notes") will be issued for each of the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities -- Global Securities" in the prospectus will be applicable to the notes.

         The following is based on information furnished by the Depositary:

         The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants (hereinafter referred to as "direct participants") include:

         o        securities brokers and dealers;

         o        banks;

         o        trust companies;

         o        depositories for Euroclear and Clearstream;

         o        clearing corporations; and

         o        certain other organizations.

         The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

         Purchases of notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each "beneficial owner" is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global notes representing notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

         To facilitate subsequent transfers, the global notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of the global notes with the Depositary and its registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the global notes representing the notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither the Depositary nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the global notes representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

         Principal, premium, if any, and interest payments on the global notes representing the notes will be made to the Depositary. The Depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the direct or indirect participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is our responsibility or the responsibility of the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the direct or indirect participants or for maintaining or reviewing any records of the Depositary or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

         The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under these circumstances, and in the event that a successor depository is not obtained, notes in definitive form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in definitive form will be printed and delivered.

         The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

                         CERTAIN INCOME TAX CONSEQUENCES

         THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE INVESTOR AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR IS MADE. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARISING UNDER STATE, PROVINCIAL OR LOCAL TAX LAWS IN THE UNITED STATES OR CANADA OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of Borden Ladner Gervais LLP, Calgary, Alberta, Canada, our Canadian counsel, the following summary addresses the material Canadian federal income tax considerations of purchasing, owning and disposing of the notes to an initial purchaser of notes under this offering (a "Holder") who, for the purposes of the INCOME TAX ACT (the "ITA"), deals at arm's length with Husky Energy Inc. at all relevant times, is a non-resident of Canada, holds the notes as capital property, and does not use or hold, and is not deemed to use or hold, the notes in connection with a business carried on in Canada. For the purposes of the ITA, related persons (as defined therein) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

         This summary is based on the current provisions of the ITA and the regulations thereunder, the understanding of Borden Ladner Gervais LLP of the current assessing and administrative practices of the Canada Customs and Revenue Agency (the "CCRA") and all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this prospectus supplement. This summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CCRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder of notes.

         The payment of interest, premium, if any, and principal in respect of the notes by Husky Energy Inc. to a Holder will not be subject to non-resident withholding tax under the ITA. No other tax on income (including capital gains) will be payable by a Holder under the ITA in respect of the holding, repayment, redemption or disposition of the notes, or the receipt of interest, premium, if any, or principal thereon, except that in certain circumstances, a Holder who is a non-resident insurer carrying on business in Canada, and elsewhere, may be subject to taxes under the ITA.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes certain material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by United States persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes. Furthermore, the discussion below is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences that may be materially different from those discussed below. There can be no assurance that the Internal Revenue Service ("IRS") will take a similar view as to any of the tax consequences described in this summary.

         PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

         As used in this section, the term "United States person" means a beneficial owner of a note that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a U.S. person under applicable United States Treasury regulations.

PAYMENTS OF INTEREST

         Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, if any additional amounts are paid on account of Canadian withholding taxes, a U.S. Holder would be required to include such additional amounts in income.

         A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and be considered "passive income" or "financial services income". If the applicable rate of Canadian withholding tax is 5% or more, however, interest on the notes will be treated as "high withholding tax interest" for foreign tax credit purposes. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

         Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute a long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of certain non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. Somewhat lower capital gains tax rates may apply to the sale by certain non-corporate taxpayers (including individuals) of notes held for more than five years. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will generally be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         In general, information reporting requirements will apply to payments of interest on, and the proceeds of disposition of, a note to U.S. Holders other than certain exempt recipients (such as corporations). In general, backup withholding, at the then applicable rate, will be applicable to a U.S. Holder that is not an exempt recipient if such U.S. Holder:

         o fails to furnish its correct taxpayer identification number which, for an individual, would be his or her Social Security Number;

         o is notified by the IRS that it has failed to properly report payments of interest or dividends; or

         o in some circumstances, fails to certify, under penalties of perjury, that the holder has furnished a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

         Any amount withheld from payment to a holder under the backup withholding rules will be allowed as a credit against the holder's federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS. A U.S. Holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Holders of notes should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

                                  UNDERWRITING

         Salomon Smith Barney Inc. is acting as sole bookrunning manager of the offering and is acting as representative of the underwriters named below.

         Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

UNDERWRITER                                                PRINCIPAL AMOUNT OF
-----------                                                -------------------
                                                                  NOTES
                                                                  -----

Salomon Smith Barney Inc...............................  US$
CIBC World Markets Corp................................
Credit Suisse First Boston Corporation.................
HSBC Securities (USA) Inc..............................
TD Securities (USA) Inc................................
BMO Nesbitt Burns Corp.................................
RBC Dominion Securities Corporation....................
Scotia Capital (USA) Inc...............................
Tokyo-Mitsubishi International plc.....................

  Total................................................  US$
                                                         ===


         The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

         The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed % of the principal amount of the notes. The underwriters may allow, and other such dealers may reallow a commission not in excess of % of the principal amount of the notes. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

         The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                 PAID BY
                                                                 -------
                                                               HUSKY ENERGY
                                                               ------------

Per note.................................................                    %


         In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions may involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

         The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

         Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

         The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

         We estimate that our total expense for this offering will be US$ million.

         The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters are affiliated with entities that are agents for and members of syndicates of lenders which made available revolving and term facilities to us. We are in compliance in all material respects with the terms of the agreements governing such facilities.

         Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                  LEGAL MATTERS

         Certain legal matters in connection with the offering will be passed upon for us by Borden Ladner Gervais LLP, Calgary, Alberta, Canada (concerning matters of Canadian law), and by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York (concerning matters of U.S. law). Certain legal matters in connection with the offering will be passed upon for the underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada (concerning matters of Canadian law), and by Shearman & Sterling, Toronto, Ontario, Canada and New York, New York (concerning matters of U.S. law).

         The partners and associates of Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

PROSPECTUS

                                    [GRAPHIC]

                                HUSKY ENERGY INC.

                                US$1,000,000,000

                                 DEBT SECURITIES

         We may offer for sale from time to time, debt securities up to an aggregate principal amount of US$1,000,000,000 (or the equivalent in other currencies or currency units) during the 25 month period that this prospectus, including any amendments hereto, remains effective. Debt securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

         We will provide the specific terms of these debt securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

                                     -------

         NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE DEBT SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     -------

         WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY MAY BE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

         OWNING THE DEBT SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

         YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, ALL OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE NOT RESIDENTS OF THE UNITED STATES, AND MOST OF OUR ASSETS ARE LOCATED IN CANADA.

                   The date of this prospectus is June 6, 2002

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

About This Prospectus......................................................    2
Where You Can Find More Information........................................    3
Forward-Looking Statements.................................................    5
Husky Energy Inc...........................................................    7
Use of Proceeds............................................................    7
Interest Coverage..........................................................    8
Description of Debt Securities.............................................    8
Risk Factors...............................................................   26
Certain Income Tax Consequences............................................   28
Plan of Distribution.......................................................   28
Legal Matters..............................................................   29
Experts....................................................................   29
Documents Filed as Part of the Registration Statement......................   30


                              ABOUT THIS PROSPECTUS

         In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 17 of our consolidated financial statements for the year ended December 31, 2001 and incorporated by reference into this prospectus. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Husky", "we", "us" and "our" mean Husky Energy Inc. and its subsidiaries, partnership interests and joint venture investments.

         This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we have filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$1,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file with the securities commissions or similar authorities in each of the provinces of Canada, commissions of authority similar to the SEC, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W.,

Washington, D.C. 20549, 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms.

         Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the securities commission or similar authority in each of the provinces of Canada allow us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or similar authority in each of the provinces of Canada under applicable Canadian securities laws and with the SEC.

         The following documents which have been filed with the securities commission or similar authority in each of the provinces of Canada and with the SEC are specifically incorporated by reference in and form an integral part of this prospectus:

         o our audited consolidated financial statements for the year ended December 31, 2001, including the notes thereto and the auditors' report thereon included in our Annual Report to Shareholders;

         o our Renewal Annual Information Form dated April 2, 2002 (including Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001, incorporated therein by reference);

         o our Management Information Circular dated March 26, 2002 relating to the annual meeting of our shareholders held on May 2, 2002, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this prospectus); and

         o our unaudited interim financial statements for the three month period ended March 31, 2002 (including Management's Discussion and Analysis of Financial Condition and Results of Operations for that period).

         Any documents of the type referred to above (including all material change reports but excluding confidential material change reports), subsequently filed by us with the securities commission or similar authority in each of the relevant provinces of Canada after the date of this prospectus and prior to the termination of the offering of debt securities shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval which can be accessed at www.sedar.com. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report until all of the debt securities are sold.

         A prospectus supplement or prospectus supplements containing the specific variable terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the debt securities issued under that prospectus supplement.

         ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED, OR DEEMED TO BE INCORPORATED, BY REFERENCE IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR REPLACES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

         Upon a new Annual Information Form and related annual financial statements and related Management's Discussion and Analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, the previous annual financial statements and Management's Discussion and Analysis and all interim financial statements, material change reports and management information circulars filed prior to the commencement of our financial year in which such new Annual Information Form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

         Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as part of a prospectus supplement or as exhibits to our unaudited interim financial statements and audited annual financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

         The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" reserve information, is prohibited in filings with the SEC by U.S. companies. For a discussion of this and additional differences between Canadian and U.S. standards of reporting reserves, see "Risk Factors -- Differences between U.S. and Canadian practices for reporting reserves and production" in this prospectus.

         You may obtain a copy of the documents incorporated by reference in this prospectus and other information mentioned above by writing or calling us at the following address and telephone number:

         Husky Energy Inc.
         707 - 8th Avenue S.W.
         P.O. Box 6525 Station D
         Calgary, Alberta T2P 1H5
         (403) 298-6068
         Attention: Vice President & Chief Financial Officer

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE APPLICABLE PROSPECTUS SUPPLEMENT.

                           FORWARD-LOOKING STATEMENTS

         This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "objective" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other energy companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

         You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

         o        changes in general economic, market and business conditions;

         o        fluctuations in supply and demand for our products;

         o        fluctuations in commodity prices;

         o        fluctuations in the cost of borrowing;

         o our use of derivative instruments to hedge exposure to changes in commodity prices and fluctuations in interest rates and currency exchange rates;

         o political and economic developments, expropriation, royalty and tax increases, retroactive tax claims and changes to import and export regulations and other foreign laws and policies in the countries in which we operate;

         o        our ability to receive timely regulatory approvals;

         o        the integrity and reliability of our capital assets;

         o        the cumulative impact of other resource development projects;

         o the accuracy of our reserve estimates, production estimates and production levels and our success at exploration and development drilling and related activities;

         o the maintenance of satisfactory relationships with unions, employee associations, joint venturers and partners;

         o competitive actions of other companies, including increased competition from other oil and gas companies or from companies which provide alternative sources of energy;

         o the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

         o actions by governmental authorities including changes in environmental and other regulations;

         o the ability and willingness of parties with whom we have material relationships to fulfill their obligations to us; and

         o the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us.

         We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" included and incorporated by reference in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

                                HUSKY ENERGY INC.

OVERVIEW

         We are a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Our registered and principal office is located at 707 - 8th Avenue S.W., Calgary, Alberta, T2P 3G7. Our common shares are listed for trading on the Toronto Stock Exchange under the trading symbol "HSE".

         Our operating activities are divided into three segments. The upstream segment includes the exploration for and the development and production of crude oil and natural gas in western Canada, offshore the east coast of Canada and in certain international areas. The midstream segment includes heavy crude oil upgrading operations, commodity marketing, and infrastructure operations, which include pipeline, processing, storage and cogeneration. The refined products segment includes the refining of crude oil and marketing of refined petroleum products.

UPSTREAM

         Our portfolio of assets includes properties that produce light, medium and heavy gravity crude oil, natural gas liquids, natural gas and sulphur. We have a high degree of operational control in the upstream operating properties, which accounted for approximately 90% of our total working interest production as of December 31, 2001. We have an undeveloped land base in the Western Canada Sedimentary Basin, offshore the east coast of Canada, in the Wenchang area in the South China Sea and in the Madura Strait area offshore Indonesia. Our upstream operations are primarily in western Canada and offshore the east coast of Canada (Jeanne d'Arc Basin). We also have international upstream operations in China, Indonesia and Libya.

MIDSTREAM

         Midstream operations include the upgrading of heavy crude oil feedstock into synthetic crude oil, pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent and natural gas, and cogeneration of electrical and thermal energy, and the marketing of our and third party producer's crude oil, natural gas, natural gas liquids, sulphur and petroleum coke.

REFINED PRODUCTS

         Refined products operations include refining of heavy and light crude oil, marketing of refined petroleum products, including asphalt and alternate fuels, and processing of grain, primarily for ethanol production. Light oil refined products are produced at our refinery in Prince George, British Columbia and from third party refiners. We sell and distribute transportation fuels, including ethanol blended fuels, through 578 independently operated Husky and Mohawk branded petroleum outlets, including service stations, truck stops and bulk distribution facilities located from the west coast of Canada to the eastern border of Ontario.

                                 USE OF PROCEEDS

         Unless otherwise indicated in an applicable prospectus supplement, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our primary areas of operation in western Canada, offshore the east coast of Canada, the Wenchang oilfields in the South China Sea and in the Madura Strait area offshore Indonesia. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable debt securities.

                                INTEREST COVERAGE

         The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2001 and March 31, 2002 based on audited, in the case of December 31, 2001, and unaudited, in the case of March 31, 2002, financial information. The financial ratios do not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued under this prospectus and their terms are not presently known. The interest coverage ratios set forth below do not purport to be indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

                                        DECEMBER 31, 2001     MARCH 31, 2002 (1)
                                        -----------------     ------------------


Interest coverage ratios on long-term debt:
  Earnings.................................     8.1 times            7.0 times
  Cash flow................................    13.5 times           12.9 times

------------------------

(1) Based on 2001 financial information that has been restated to reflect the adoption, effective January 1, 2002, of the recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation.

         Interest coverage on long-term debt on an earnings basis is equal to earnings before interest on long-term debt and income taxes divided by interest expense and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and cash income taxes divided by interest expense and capitalized interest. For purposes of calculating the interest coverage ratios set forth in this prospectus, long-term debt includes the current portion of long-term debt.

         The above interest coverage ratios have been calculated without including the annual carrying charges relating to our issue of 8.90% Capital Securities. If our Capital Securities were classified as long-term debt (as they would be under U.S. GAAP), and the annual carrying charges included in interest expense, our interest coverage ratios would be as follows:

                                        DECEMBER 31, 2001     MARCH 31, 2002 (1)
                                        -----------------     ------------------

Interest coverage ratios on long-term debt:
  Earnings.................................     6.7 times            5.7 times
  Cash flow................................    11.2 times           10.5 times

------------------------

(1) Based on 2001 financial information that has been restated to reflect the adoption, effective January 1, 2002, of the recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation.

                         DESCRIPTION OF DEBT SECURITIES

         In this section only, "we", "us", "our" or "Husky" refers only to Husky Energy Inc. and not any of its subsidiaries. The following description describes certain general terms and provisions of the debt securities We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

         The debt securities will be issued under an indenture to be entered into between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee") (hereinafter referred to as the "Indenture"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture.

         We may issue debt securities and incur additional indebtedness other than through the offering of debt securities under this prospectus.

GENERAL

         The Indenture does not limit the aggregate principal amount of debt securities which we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of debt securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a prospectus supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$1,000,000,000 or the equivalent in a foreign currency. The Indenture also permits us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

         The applicable prospectus supplement will describe the specific terms of the debt securities of any series being offered and may include, but is not limited to, any of the following:

         o the title and the aggregate principal amount of the debt securities;

         o the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

         o the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

         o the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the debt securities in registered form;

         o the place or places where the principal of (and premium, if any) and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

         o each office or agency where the principal of (and premium, if any) and interest, if any, on the debt securities of such series will be payable;

         o the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the debt securities may be redeemed or purchased, in whole or in part, by us;

         o the terms and conditions upon which you may redeem the debt securities prior to maturity and the price or prices at which and the currency or currency unit in which the debt securities are payable;

         o any mandatory or optional redemption or sinking fund or analogous provisions;

         o if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any registered debt securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer debt securities of the series shall be issuable;

         o if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such debt securities will be payable;

         o any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

         o whether the series of the debt securities are to be registered debt securities, bearer debt securities (with or without coupons) or both;

         o whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

         o whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities rather than pay the Additional Amounts;

         o the terms, if any, on which the debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

         o if payment of the debt securities will be guaranteed by any other person;

         o the extent and manner, if any, in which payment on or in respect of the debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

         o the percentage or percentages of principal amount at which the debt securities will be issued;

         o any applicable Canadian and U.S. federal income tax consequences; and

         o any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

         Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the debt securities the right to tender such debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

         The debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in a prospectus supplement.

RANKING AND OTHER INDEBTEDNESS

         Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding and equally with other debt securities issued under the Indenture. Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

FORM, DENOMINATIONS AND EXCHANGE

         A series of the debt securities may be issued solely as registered debt securities, solely as bearer debt securities or as both registered debt securities and bearer debt securities. Registered debt securities will be issuable in denominations of US$1,000 and any integral multiple thereof and bearer debt securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. The Indenture will provide that a series of the debt securities may be issuable in global form. Unless otherwise indicated in a prospectus supplement, bearer debt securities will have interest coupons attached.

         Registered debt securities of any series will be exchangeable for other registered debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in a prospectus supplement, bearer debt securities (with all uninsured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer debt securities surrendered in a permitted exchange for registered debt securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture.

         The applicable prospectus supplement may indicate the places to register a transfer of the debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

         We shall not be required to:

         o issue, register the transfer of or exchange any series of the debt securities during a period beginning at the opening of business 15 days before any selection of that series of the debt securities to be redeemed and ending at the close of business on (i) if the series of the debt securities are issuable only as registered debt securities, the day of mailing of the relevant notice of redemption and (ii) if the series of the debt securities are issuable as bearer debt securities, the day of the first publication of the relevant notice of redemption or, if the series of the debt securities are also issuable as registered debt securities and there is no publication, the mailing of the relevant notice of redemption;

         o register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

         o exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

         o issue, register the transfer of, or exchange any of the debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

PAYMENT

         Unless otherwise indicated in a prospectus supplement, payment of principal of (and premium, if any) and interest on the debt securities will be made at the office or agency of the Trustee, at One Liberty Plaza, 23rd Floor, New York, New York 10006.

         Unless otherwise indicated in a prospectus supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

GLOBAL DEBT SECURITIES

         A series of the debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

         The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

         Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of debt securities take physical delivery of such debt securities in definitive form.

         So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

         Any payments of principal (and premium, if any) and interest, if any, on global debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for the debt securities represented by the global debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with debt securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

         If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of debt securities in definitive form in exchange for a global security representing such series of debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of debt securities represented by a global security and, in such event, will issue a series of debt securities in definitive form in exchange for all of the global debt securities representing the series of debt securities.

CERTAIN DEFINITIONS

         Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

         "ATTRIBUTABLE DEBT" means, at the time of determination, the then present value (discounted at the actual rate of interest of such transaction) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

         "CAPITAL LEASE OBLIGATION" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with GAAP.

         "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets of Husky on a consolidated basis after deducting therefrom:

         o all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

         o all goodwill, trade names, trademarks, patents, unamortized debt discount, and expense and other similar intangibles; and

         o appropriate adjustments on account of minority interests of other persons holding stock of Husky's Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Husky and its consolidated Subsidiaries and computed in accordance with GAAP.

         "CURRENT ASSETS" means current assets as determined in accordance with GAAP.

         "FACILITIES" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquifying facilities, flares, stacks and burning towers; flotation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers, generating plants and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

         "FINANCIAL INSTRUMENT OBLIGATIONS" means obligations arising under:

         o interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

         o currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

         o commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

         "FUNDED DEBT" means Indebtedness of Husky and its Subsidiaries, whether incurred, assumed or guaranteed, which by its terms matures more than one year from the date of creation thereof, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date.

         "GAAP" means generally accepted accounting principles in Canada in which Husky reports its financial statements and which are in effect from time to time, unless Husky's most recent audited or quarterly unaudited financial statements are not prepared in accordance with Canadian generally accepted accounting principles, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

         "INDEBTEDNESS" means, as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as debt in the consolidated financial statements of any person, including:

         o        any obligation for borrowed money;

         o any obligation evidenced by bonds, debentures, notes, or other similar instruments;

         o        any Capital Lease Obligation;

         o        any payment obligation under Financial Instrument Obligations;
                  and

         o any guarantee of Indebtedness of another person (without duplication).

         "ISSUE DATE" means the date that any series of debt securities is first issued.

         "NON-RECOURSE DEBT" means Indebtedness to finance the creation, development, construction or acquisition of assets and any increases in or extension, renewals or refundings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the assets created, developed, constructed or acquired and to which such lender has recourse.

         "PROPERTY" means all property owned by Husky or a Restricted Subsidiary, except such property which is determined by a resolution of our board of directors delivered to the Trustee, not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

         "RESTRICTED SUBSIDIARY" means a Subsidiary of Husky, PROVIDED, HOWEVER, such term shall not include any Subsidiary of Husky if the amount of Husky's share of the consolidated net tangible assets of such Subsidiary does not, at the time of determination, exceed 2% of Consolidated Net Tangible Assets.

         "SALE AND LEASEBACK TRANSACTION" means any direct or indirect arrangement with any lender or investor or to which any such lender or investor is a party providing for the leasing to Husky or a Subsidiary of Husky of any property, whether owned by Husky or any of its Subsidiaries at the Issue Date or later acquired, which has been or is to be sold or transferred by Husky or such Subsidiary of Husky to such lender or investor or to any other person from whom funds have been or are to be advanced by such lender or investor on the security of such property.

         "SECURITY INTEREST" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indenture to sell or otherwise transfer assets or property.

         "SHAREHOLDERS' EQUITY" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of Husky as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Husky and computed in accordance with GAAP.

         "SUBSIDIARY" of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

         "VOTING SHARES" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

COVENANTS

LIMITATION ON LIENS

         So long as any debt securities remain outstanding, and subject to all the provisions of the Indenture, Husky will not, and will not permit any Restricted Subsidiary to, create assume or otherwise have outstanding any Security Interest on or over any of its or their respective Property, present or future, securing any Indebtedness, unless at the time thereof or prior thereto the debt securities then outstanding under the Indenture are equally and ratably secured with such Indebtedness; PROVIDED, HOWEVER, that such covenant shall not apply to or operate to prevent the following permitted encumbrances:

         o any Security Interest existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

         o any Security Interest existing on the property of any person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments (including under indentures, trust deeds and similar instruments) entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with Husky or a Restricted Subsidiary or such property is otherwise acquired by Husky or a Restricted Subsidiary, provided such Security Interest does not attach to property owned by Husky or a Restricted Subsidiary prior to such merger, amalgamation or consolidation;

         o any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

         o any Security Interest already existing on property acquired (including by way of lease) by Husky or any Restricted Subsidiaries at the time of such acquisition, provided that such Security Interest was not incurred in anticipation of such acquisition;

         o        any Security Interest in favor of Husky or any Restricted
                  Subsidiary;

         o any Security Interest on property securing: (i) all or any portion of the cost of acquisition, exploration, drilling, development, extraction, operation, construction, alteration, repair or improvement of all or any part of such property,
                  (ii) all or any portion of the cost of acquiring, developing, constructing, altering, improving, operating or repairing any property or assets, real or personal, or improvements used or to be used in connection with such properties, whether or not located (or located from time to time) at or on such properties and (iii) Indebtedness incurred by Husky or any Subsidiary to provide funds for the activities set forth in clauses (i) and (ii) above or to refinance Indebtedness incurred for such purposes. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to (i) or (ii) above shall include costs incurred for all facilities relating to such properties, or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such properties;

         o any Security Interest in connection with Indebtedness which by its terms is Non-Recourse Debt to Husky or a Subsidiary of Husky;

         o any Security Interest given on Current Assets in the ordinary course of business to any bank or banks or other lending institution or institutions to secure any Indebtedness repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such obligation is incurred;

         o any Security Interest on any oil and/or gas property or products derived from such property to secure obligations, or guarantees of obligations, incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

         o any Security Interest granted in the ordinary course of business in connection with Financial Instrument Obligations;

         o any Security Interest on Indebtedness issued by Husky or any of its Subsidiaries and owed to Husky or any of its Subsidiaries in favor of a trustee or other collateral agent, for the benefit of holders of publicly issued Indebtedness of Husky that is issued in connection with, at the same time and in the same principal amount as such Indebtedness;

         o any Security Interest upon specific items of inventory or other goods and proceeds of Husky or its Restricted Subsidiaries securing Husky's or such Restricted Subsidiary's obligations in respect of bankers' acceptances issued or created for the account of Husky or such Restricted Subsidiary to facilitate the purchase, shipment or storage of such inventory or other goods;

         o any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations, PROVIDED, HOWEVER, that if any such liens, duties or assessments are then overdue, Husky or the Restricted Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which is overdue but the validity of which is being contested at the time by Husky or the Restricted Subsidiary, as the case may be, in good faith,
                  (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Husky or that of a Restricted Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by Husky or the Restricted Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders' mechanics', laborers', materialmen's, warehousemen's carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Husky or a Restricted Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in the opinion of Husky, will not in the aggregate materially and adversely impair the use or value of the land concerned for security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Husky or the Restricted Subsidiary, as the case may be, (ix) any liens and privileges arising out of judgments or awards rendered as claims filed with respect to which Husky or the Restricted Subsidiary, as the case may be, is contesting in good faith, and (x) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immovable property or any interest therein;

         o any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Security Interest referred to in the foregoing clauses; PROVIDED, HOWEVER that (i) such new Security Interest shall be limited to all or part of the property which is secured by the Security Interest plus improvements on such property and (ii) the Indebtedness secured by the new Security Interest is not increased from the amount of the Indebtedness then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings; and

         o any Security Interest that would not be permitted by the foregoing clauses (including any successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings thereof), provided that the aggregate Indebtedness outstanding and secured under this clause and all Attributable Debt in respect of Sale and Leaseback Transactions entered into after the date hereof (other than Sale and Leaseback Transactions permitted by clauses (i) or
                  (iii) of the "Limitation on Sale and Leaseback Transactions" covenant described below) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

         Notwithstanding the foregoing, transactions such as: (i) the sale (including any forward sale) or other transfer of oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature; or (ii) the transfer of any other interest in property of the character commonly referred to as "production payment", will not constitute a Security Interest and will not result in Husky or a Restricted Subsidiary being required to secure the debt securities.

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

         Husky will not, nor will it permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless (i) such transaction involves a lease or right to possession or use for a temporary period not to exceed three years following such sale, by the end of which it is intended that the use of such property by the lessee will be discontinued, or (ii) Husky or such Subsidiary would, on the effective date of such transaction, be entitled to issue, assume or guarantee Indebtedness secured by a Security Interest on such property at least equal in amount to the Attributable Debt in respect thereof, without equally and ratably securing the debt securities then outstanding, as set forth under the "Limitation on Liens" covenant described above, or (iii) if the proceeds of such sale (A) are equal to or greater than the fair market value (as determined by a committee of any two members of the Board of Directors of Husky appointed by the Board of Directors of Husky for such purposes) of such property and (B) are applied within 270 days after the receipt of the proceeds of sale or transfer, to either the purchase or acquisition of fixed assets or equipment used in the operation of the business or the construction of fixed improvements on real property, or to the repayment of Funded Debt (including debt securities then outstanding) of Husky or any of its Subsidiaries ranking on a parity with the debt securities then outstanding. The preceding restrictions shall not apply to any Sale and Leaseback Transaction between Husky and its Subsidiaries or between Subsidiaries of Husky.

CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS

         Husky may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all its properties and assets to any person, unless:

         o the entity formed by or continuing from such consolidation or amalgamation or into which Husky is merged or with which Husky enters into such arrangement or the person which acquires or leases all or substantially all of Husky's properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the debt securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes Husky's obligations under the debt securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "-- Additional Amounts", below;

         o the successor entity expressly assumes or assumes by operation of law all of Husky's obligations under the debt securities and under the Indenture; and

         o immediately before and after giving effect to such transaction, no default or event of default shall have happened and be continuing.

         If, as a result of any such transaction, any of Husky's property or any property of any Restricted Subsidiary becomes subject to a Security Interest, then, unless such Security Interest could be created pursuant to the Indenture provisions described under the "LIMITATION ON LIENS" covenant above without equally and ratably securing the debt securities, Husky, simultaneously with or prior to such transaction, will cause the debt securities to be secured equally and ratably with or prior to the Indebtedness secured by such Security Interest.

ADDITIONAL AMOUNTS

         Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

         o with which we do not deal at arm's length (within the meaning of the INCOME TAX ACT (Canada)) at the time of making such payment;

         o which is subject to such Canadian Taxes by reason of the holder of the debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder;

         o which is subject to such Canadian Taxes by reason of the holder of the debt securities failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

         o which is subject to such Canadian Taxes by reason of the legal nature of the holder of the debt securities disentitling such holder to the benefit of an applicable treaty.

         We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

         We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

         We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

         o any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

         o any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

         o any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder's net income.

         Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

TAX REDEMPTION

         Unless otherwise specified in a prospectus supplement, a series of debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Additional Amounts", or
(ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

         In the event that we elect to redeem a series of the debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the debt securities pursuant to their terms.

         Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

PROVISION OF FINANCIAL INFORMATION

         We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

         o within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

         o within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC will be prepared in accordance with Canadian disclosure requirements and GAAP provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings.

EVENTS OF DEFAULT

         The following are summaries of events with respect to any series of our debt securities which will constitute an event of default with respect to the debt securities of that series:

         o default in the payment of any interest on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

         o default in the payment of the principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

         o default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the debt securities of that series, and continuance of such default or breach for a period of 60 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

         o if an event of default (as defined in any indenture or instrument under which we or any Subsidiary have at the time of the Indenture or shall thereafter have outstanding any Indebtedness) shall happen and be continuing, or we or any Subsidiary shall have failed to pay principal amounts with respect to such Indebtedness at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in such Indebtedness being declared due and payable and become accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 2.5% of our Shareholders' Equity shall be or become due and payable and become accelerated upon such declaration or prior to the date on which the same would otherwise have become due and payable and become accelerated (the "Accelerated Indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (i) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Indebtedness has been accelerated, or (ii) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the conditions set out in any such indenture or instrument, then (A) if such Accelerated Indebtedness is, by its terms, Non-Recourse Debt to us or a Subsidiary, it shall not be considered an event of default for purposes of the Indenture; or (B) if such Accelerated Indebtedness is recourse to us or a Subsidiary, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

         o the taking or entering against us or any of our Subsidiaries of a judgment or decree for the payment of money in excess of the greater of US$75,000,000 and 2.5% of the Shareholders' Equity in the aggregate, if we or such Subsidiary, as applicable, fail to file an appeal therefrom within the applicable appeal period or, if we or such Subsidiary, as applicable, file an appeal therefrom within such period, such judgment or decree is not, and does not remain either vacated, discharged or stayed within a period of 60 days from the date of such appeal or the end of the applicable appeal period;

         o certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

         o any other events of default provided with respect to debt securities of that series.

         If an event of default occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding debt securities of that series, declare the principal of (and premium, if any, on) all the outstanding debt securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be immediately due and payable.

         Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement.

         Reference is made to the prospectus supplement relating to each series of the debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount debt securities upon the occurrence of any event of default and the continuation thereof.

         Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

         No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

         o such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

         o the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

         o the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

         However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

         We will annually furnish to the Trustee a statement by one of either of our Chief Executive Officer, Chief Financial Officer or other senior accounting or financial officers as to whether or not Husky, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

DEFEASANCE

         Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government debt securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest on the outstanding debt securities of such series (hereinafter referred to as a "Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

         o we have delivered to the Trustee an opinion of counsel in the United States stating that (i) Husky has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

         o we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

         o we are not an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

         o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit.

         We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

         The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "LIMITATION ON LIENS", "LIMITATION ON SALE AND LEASEBACK TRANSACTIONS" and "CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government debt securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities (hereinafter referred to as "Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

         o we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

         o we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

         o we are not an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

         o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit.

MODIFICATION AND WAIVER

         Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

         o change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

         o reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

         o        change the place of payment;

         o change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

         o reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture provisions or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

         o modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

         The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such debt securities.

RESIGNATION OF TRUSTEE

         The Trustee may resign or be removed with respect to one or more series of the debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

CONSENT TO JURISDICTION AND SERVICE

         Under the Indenture, we irrevocably appoint CT Corporation System, 111
- 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

GOVERNING LAW

         Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS

         We are incorporated and governed by the laws of Alberta, Canada. Substantially all of our assets are located outside the United States and all of our directors and officers and some of the experts named in this prospectus are not residents of the United States. As a result, it may be difficult for investors to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts under the United States federal securities laws. We have been advised by Borden Ladner Gervais LLP that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

                                  RISK FACTORS

         You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation or cash flows could be materially adversely affected.

DIFFERENCES BETWEEN U.S. AND CANADIAN PRACTICES FOR REPORTING RESERVES AND PRODUCTION

         We report production and reserve quantities in accordance with Canadian practices. These practices are different from the practices used to report production and estimate reserves in reports and other materials filed with the SEC by United States companies. The primary differences are summarized below:

         o we follow the Canadian practice of reporting gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, production and reserve volumes are reported after deducting these amounts.

         o we include in our filings made with Canadian securities authorities, including certain of the documents incorporated in this prospectus, estimates of probable reserves. The SEC prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

         As a consequence, our production volumes and reserve estimates may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

VOLATILITY OF OIL AND NATURAL GAS PRICES

         Our results of operations and financial condition are dependent on the prices we receive for our oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by local and worldwide supply and demand factors, including actions by the Organization of Petroleum Exporting Countries, weather conditions, political factors, the U.S. dollar exchange rate, transportation, competition, and general economic conditions as well as conditions in other oil producing regions, which are beyond our control. Any material decline in oil or natural gas prices could have a material adverse effect on our operations, financial condition, proven reserves and the amount we spend to develop oil and natural gas reserves.

         In addition, our results of operations are also affected by the price of refinery feedstock, the demand for our pipeline transportation capacity and the demand for refined petroleum products. The margins we realize for refined products are affected by crude oil price fluctuations, which affect refinery feedstock costs, and third party refined product purchases. Our ability to maintain product margins in an environment of higher feedstock costs is contingent upon our ability to pass higher costs on to our customers. The profitability of our upgrading operations is dependent upon the revenue from the synthetic crude oil produced exceeding the costs of the blended heavy oil feedstock and the related operating costs. An increase in the price of blended heavy crude oil feedstock which is not accompanied by an equivalent increase in the price of synthetic crude oil would reduce the profitability of our upgrading operations. As we have significant heavy crude oil production, any negative effect of such a cost increase of feedstock or synthetic crude price on the upgrading operations would be offset by a positive effect on revenues in the upstream segment.

NEED TO REPLACE RESERVES

         Our future oil and natural gas reserves and production, and therefore our cash flows, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without additions to our reserves through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent our cash flows from operations are insufficient to fund our capital expenditures and external sources of capital become limited or unavailable, our ability to make the necessary capital investments and to maintain and expand our oil and gas reserves will be impaired. In addition, we may be unable to find and develop or acquire additional reserves to replace our oil and natural gas production at acceptable costs.

UNCERTAINTY OF RESERVE ESTIMATES

         There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. The reserve information incorporated by reference in this prospectus are our estimates. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flow therefrom are based upon a number of facts and assumptions made as of the date on which the reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development, abandonment and operating expenditures with respect to our reserves will likely vary from such estimates, and such variances could be material.

         Estimates with respect to reserves that may be developed and produced in the future are often based on volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

ENVIRONMENTAL RISKS

         All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of federal, provincial, state and municipal laws and regulations, as well as international conventions (collectively, "environmental legislation").

         Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessment. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean up costs and damages. We cannot assure that the costs of complying with environmental legislation in the future will not have a material adverse effect on our financial condition or results of operations.

         We anticipate that changes in environmental legislation may require, among other things, reductions in emissions to the environment from our operations and result in increased capital expenditures. Further changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

                         CERTAIN INCOME TAX CONSEQUENCES

         The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any debt securities offered thereunder, including whether the payments of principal of, premium, if any, and interest on the debt securities will be subject to Canadian non-resident withholding tax.

         The applicable prospectus supplement will also describe certain material United States federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered under this prospectus by an initial investor who is a United States Holder (as defined in such prospectus supplement).

                              PLAN OF DISTRIBUTION

         We may sell debt securities to or through underwriters or dealers and may also sell debt securities directly to purchasers or through agents.

         The applicable prospectus supplement will also set forth the terms of the offering relating to the particular debt securities, including to the extent applicable, the name or names of any underwriters or agents, the initial public offering price, our proceeds from the offering, the underwriting discounts or commissions, and any other discounts, commissions or concessions to be allowed or reallowed to dealers. Any initial public offering price and any underwriting discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         The distribution of debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

         In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933 (the "Securities Act").

         If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

         Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

         Each series of debt securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

                                  LEGAL MATTERS

         Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Borden Ladner Gervais LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

         The partners and associates of Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus for the years ended December 31, 2001, 2000 and 1999 have been so incorporated in reliance on the report of KPMG LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

         Certain information relating to our reserves incorporated by reference in this prospectus has been calculated by us and audited and opined upon as of December 31, 2001 by McDaniel and Associates Consultants Ltd. ("McDaniel"), independent petroleum engineering consultants retained by us, and has been so included in reliance on the opinion and analysis of McDaniel, given upon the authority of said firm as experts in reserve engineering. The partners of McDaniel as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

         The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

         o the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

         o        the consent of our accountants KPMG LLP;

         o        the consent of our counsel Borden Ladner Gervais LLP;

         o the consent of independent petroleum consultant McDaniel and Associates Consultants Ltd.;

         o        powers of attorney from directors and officers of Husky Energy
                  Inc.;

         o        the form of indenture relating to the debt securities;

         o        statement of eligibility of the trustee on Form T-1; and

         o        calculation of interest coverage ratios.

================================================================================

                                       US$

                                HUSKY ENERGY INC.

                                % NOTES DUE 2012

                                    [GRAPHIC]

                                      -----

                              PROSPECTUS SUPPLEMENT
                                   JUNE , 2002

                                      -----

                              SALOMON SMITH BARNEY

                                      -----

                               CIBC WORLD MARKETS

                           CREDIT SUISSE FIRST BOSTON

                                      HSBC

                                  TD SECURITIES

                                BMO NESBITT BURNS

                               RBC CAPITAL MARKETS

                                 SCOTIA CAPITAL

                       TOKYO-MITSUBISHI INTERNATIONAL PLC

                                      -----

================================================================================

                                     PART II

                    INFORMATION NOT REQUIRED TO BE DELIVERED
                            TO OFFEREES OR PURCHASERS

INDEMNIFICATION

         Under the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA"), Husky Energy Inc. (the "Registrant") may indemnify a present or former director or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Registrant or that body corporate, if the director or officer acted honestly and in good faith with a view to the best interests of the Registrant, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from the Registrant as a matter of right if he or she was substantially successful on the merits, fulfilled the conditions set forth above, and is fairly and reasonably entitled to indemnity.

         Section 6.02 of the Registrant's By-Law No. 1 provides for the indemnification of directors and officers of the Registrant. Under this provision, the Registrant will indemnify a director or officer, or former director or officer or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor and the heirs and legal representatives of such a person against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgement, reasonably incurred by such director or officer in respect to any civil, criminal or administrative action or proceeding (other than in respect of an action by or on behalf of the Registrant to procure a judgment in its favour) to which such director or officer, former director or officer or person who acts or acted at the Registrant's request as a director or officer is made a party by reason of his position with the Registrant, if he fulfills the following two conditions: (a) he acted honestly and in good faith with a view to the best interests of the Registrant and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

         A directors' and officers' liability insurance policy is maintained by the Registrant which insures directors and officers for losses as a result of claims based upon the acts or omissions as directors and officers of the Registrant, including liabilities arising under the Securities Act, and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the By-Laws of the Registrant.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

4.1* The Renewal Annual Information Form of the Registrant dated April 2, 2002, including Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001, incorporated therein by reference (filed with the Securities and Exchange Commission on Form 40-F on April 10, 2002).

4.2* The Management Information Circular dated March 26, 2002 relating to the annual meeting of Registrant's shareholders held on May 2, 2002, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" (which portions are deemed not to be incorporated by reference in this Registration Statement on Form F-9).

4.3* The audited consolidated financial statements for the year ended December 31, 2001, including the notes thereto and the auditors' report thereon included in the Annual Report to Shareholders (filed with the Securities and Exchange Commission on Form 40-F on April 10, 2002).

4.4* The unaudited interim financial statements for the period ended March 31, 2002, including Management's Discussion and Analysis of Financial Condition and Results of Operations for that period (filed with the Securities and Exchange Commission on Form 6-K on May 3, 2002).

5.1               Consent of KPMG LLP.

5.2*              Consent of Borden Ladner Gervais LLP.

5.3               Consent of McDaniel and Associates Consultants Ltd.

6.1* Powers of Attorney (included on the signature page of this Registration Statement).

7.1*              Form of Indenture.

7.2**             Statement of Eligibility of the Trustee on Form T-1.

9.1*              Interest Coverage calculations as at December 31, 2001 and
                  March 31, 2002.

------------------------

*    Previously filed.
**   Revised from initial filing.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1.  UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS

         Concurrent with the filing of this Registration Statement, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

         Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.





                                      III-1

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on June 6, 2002.


                                   HUSKY ENERGY INC.


                                   By:  /s/ Neil D. McGee
                                        ---------------------------------------
                                        Name:   Neil D. McGee
                                        Title:  Vice President &  Chief
                                                Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                       CAPACITY                           DATE
---------                       --------                           ----

   /s/*                         President, Chief Executive         June 6, 2002
-----------------------------   Officer and Director
John C.S. Lau                   (principal executive officer)

   /s/ Neil D. McGee            Vice President & Chief             June 6, 2002
-----------------------------   Financial Officer (principal
Neil D. McGee                   financial officer and principal
                                accounting officer)





                                      III-2

SIGNATURE                       CAPACITY                           DATE
---------                       --------                           ----

   /s/*                         Co-Chairman and Director           June 6, 2002
-----------------------------
Victor T.K. Li

   /s/*                         Co-Chairman and Director           June 6, 2002
-----------------------------
Canning K.N. Fok

   /s/*                         Director                           June 6, 2002
-----------------------------
Martin J.G. Glynn

   /s/*                         Director                           June 6, 2002
-----------------------------
Ronald G. Greene

   /s/*                         Director                           June 6, 2002
-----------------------------
Terence C.Y. Hui

   /s/*                         Director                           June 6, 2002
-----------------------------
Brent D. Kinney

   /s/*                         Director                           June 6, 2002
-----------------------------
Holger Kluge

   /s/*                         Director                           June 6, 2002
-----------------------------
Poh Chan Koh

   /s/*                         Director                           June 6, 2002
-----------------------------
Eva L. Kwok

   /s/*                         Director                           June 6, 2002
-----------------------------
Stanley T.L. Kwok

   /s/*                         Director                           June 6, 2002
-----------------------------
Wilmot L. Matthews

   /s/*                         Director                           June 6, 2002
-----------------------------
Wayne E. Shaw

                                      III-3

SIGNATURE                       CAPACITY                           DATE
---------                       --------                           ----

   /s/*                         Deputy Chairman and                June 6, 2002
-----------------------------   Director
William Shurniak

   /s/*                         Director                           June 6, 2002
-----------------------------
Frank J. Sixt



* By: /s/ Neil D. McGee
      -----------------------------
       Name:   Neil D. McGee
       Title:  Attorney-in-fact

June 6, 2002





                                      III-4

                            AUTHORIZED REPRESENTATIVE

         Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Husky Energy Inc. in the United States, on June 6, 2002.

                                   HUSKY (U.S.A.) INC.


                                   By:  /s/ Neil D. McGee
                                        ---------------------------------------
                                        Name:   Neil D. McGee
                                        Title:  Vice President


                                   By:  /s/ James D. Girgulis
                                        ---------------------------------------
                                        Name:   James D. Girgulis
                                        Title:  Secretary





                                      III-5

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

4.1* The Renewal Annual Information Form of the Registrant dated April 2, 2002, including Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001, incorporated therein by reference (filed with the Securities and Exchange Commission on Form 40-F on April 10, 2002).

4.2* The Management Information Circular dated March 26, 2002 relating to the annual meeting of Registrant's shareholders held on May 2, 2002, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" (which portions are deemed not to be incorporated by reference in this Registration Statement on Form F-9).

4.3* The audited consolidated financial statements for the year ended December 31, 2001, including the notes thereto and the auditors' report thereon included in the Annual Report to Shareholders (filed with the Securities and Exchange Commission on Form 40-F on April 10, 2002).

4.4* The unaudited interim financial statements for the period ended March 31, 2002, including Management's Discussion and Analysis of Financial Condition and Results of Operations for that period (filed with the Securities and Exchange Commission on Form 6-K on May 3, 2002).

5.1               Consent of KPMG LLP.

5.2*              Consent of Borden Ladner Gervais LLP.

5.3               Consent of McDaniel and Associates Consultants Ltd.

6.1* Powers of Attorney (included on the signature page of this Registration Statement).

7.1*              Form of Indenture.

7.2**             Statement of Eligibility of the Trustee on Form T-1.

9.1*              Interest Coverage calculations as at December 31, 2001 and
                  March 31, 2002.

------------------------

*    Previously filed.
**   Revised from initial filing.